UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2020

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 9, 2020, Can-Fite BioPharma Ltd. (the “Company”) entered into warrant exercise agreements (the “Exercise Agreements”) with several accredited investors who are the holders (the “Holders”) of certain warrants (the “Public Warrants”) to purchase the Company’s ordinary shares, par value NIS 0.25 per share (the “Ordinary Shares”), represented by American Depositary Shares (“ADSs”), pursuant to which the Holders agreed to exercise in cash their Public Warrants to purchase up to an aggregate of 22,278,540 Ordinary Shares represented by 742,618 ADSs having exercise prices ranging from $12.90 to $78.75 per ADS issued by the Company, at a reduced exercise price of $3.25 per ADS, for gross proceeds to the Company of approximately $2.4 million, prior to deducting placement agent fees and estimated offering expenses.

The Company intends to use the net proceeds from the offering for working capital including for the progression of its Phase III psoriasis and rheumatoid arthritis studies and the preparatory work for the Phase III liver cancer study as well as other general corporate purposes.

Under the Exercise Agreements, the Company also agreed to issue to the Holders new unregistered warrants to purchase up to 22,278,540 Ordinary Shares represented by 742,618 ADSs (the “Private Placement Warrants”). The Private Placement Warrants will be immediately exercisable, will expire five and one-half years from issuance date and have an exercise price of $3.45 per ADS, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

The Private Placement Warrants and the ADSs underlying the Private Placement Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Private Placement Warrants and the ADSs underlying the warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Private Placement Warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The ADSs and the Ordinary Shares issuable upon exercise of the Public Warrants issued in March 2018, January 2019 and April 2019 are registered pursuant to a registration statement on Form F-1 (File No. 333-231209) which became effective by the SEC on October 18, 2019, and the ADSs and the Ordinary Shares issuable upon exercise of the Public Warrants issued in September 2015 and October 2015 are registered pursuant to a registration statement on Form F-3 (File No. 333-209037) which became effective on January 29, 2016. The Company negotiated the Exercise Agreements with each Holder individually before reaching a form of exercise agreement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Exercise Agreements and Private Placement Warrants are subject to, and qualified in their entirety by reference to, the form of Warrant Exercise Agreement and form of Private Placement Warrant with the Holders, which are filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

In connection with the Exercise Agreements, the Company engaged H.C. Wainwright & Co., LLC to act as the Company’s exclusive placement agent. Pursuant to an Engagement Agreement dated January 8, 2020 (the “Engagement Agreement”), the Company agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the aggregate number of ADSs placed in the offering, plus a non-accountable expense allowance of $35,000. In addition, the Company agreed to issue to the Placement Agent warrants exercisable for 7.0% of the aggregate number of ADSs placed in the offering, on the same terms as the Private Placement Warrants (the “Wainwright Warrants”). The foregoing summary of the terms of the Wainwright Warrants is subject to, and qualified in their entirety by reference to, the form of Wainwright Warrant, which is identical to the form of Private Placement Warrant filed as Exhibit 10.2 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1	Form of Warrant Exercise Agreement.
10.2	Form of Private Placement Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2020	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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